Exhibit 99.1

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD
(“Randgold Resources" or the “Company”)

NON-EXECUTIVE DIRECTORS AWARD OF ORDINARY SHARES

Jersey, Channel Islands, 8 May 2018 – Randgold Resources notifies that, following approval by the shareholders at the Company’s Annual General Meeting held earlier today, each non-executive director in office at the Annual General Meeting (other than the chairman and senior independent director) was awarded 1 500 ordinary shares of US$0.05 each in the Company (Shares). The chairman, Mr Christopher Coleman, was awarded 2 500 Shares and the senior independent director, Mr Andrew Quinn, was awarded 2 000 Shares. The Shares will vest immediately and have been awarded as part of the non-executive directors’ annual remuneration package, pursuant to the Company’s remuneration policy.

The non-executive directors of the Company re-elected at the Annual General Meeting are Mrs Safiatou Ba-N’Daw, Mr Christopher Coleman, Mr Jamil Kassum, Mrs Olivia Kirtley, Ms Jeanine Mabunda Lioko and Mr Andrew Quinn.

Notifications in accordance with the Article 19 of the EU Market Abuse Regulation are set out below.

An application for admission of the 10 500 new Shares to the premium list segment of the Financial Conduct Authority's Official List and to trading on the London Stock Exchange will be submitted and admission is expected to be become effective on Monday 14 May 2018.

RANDGOLD RESOURCES ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +44 779 775 2288	Financial Director Graham Shuttleworth +44 1534 735 333 +44 779 7711338	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 Email: randgold@dpapr.com

Website: www.randgoldresources.com

Notification and public disclosure of transactions by persons discharging managerial responsibilities and persons closely associated with them:

1.	Details of the person discharging managerial responsibilities/ person closely associated
a)	Name	Christopher Coleman
2.	Reason for the notification
a)	Position/status	Chairman
b)	Initial notification/ Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Randgold Resources Limited
b)	LEI	2138002TSG2FEQZOYH72

4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary share of US$0.05 in Randgold Resources Limited
	Identification code	ISIN Code: GB00B01C3S32
b)	Nature of the transaction	Award of shares as part of fees owed to the Chairman

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	2500

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	8 May 2018
f)	Place of the transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/ person closely associated
a)	Name	Andrew J Quinn
2.	Reason for the notification
a)	Position/status	Senior Independent Non-Executive Director
b)	Initial notification/ Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Randgold Resources Limited
b)	LEI	2138002TSG2FEQZOYH72
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary share of US$0.05 in Randgold Resources Limited
	Identification code	ISIN Code: GB00B01C3S32
b)	Nature of the transaction	Award of shares as part of fees owed to the Non-Executive Director

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	2000

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	8 May 2018
f)	Place of the transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/ person closely associated
a)	Name	Safiatou F Ba-N’Daw
2.	Reason for the notification
a)	Position/status	Independent Non-Executive Director
b)	Initial notification/ Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Randgold Resources Limited
b)	LEI	2138002TSG2FEQZOYH72
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary share of US$0.05 in Randgold Resources Limited
	Identification code	ISIN Code: GB00B01C3S32
b)	Nature of the transaction	Award of shares as part of fees owed to the Non-Executive Director

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1500

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	8 May 2018
f)	Place of the transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/ person closely associated
a)	Name	Jemal-ud-din Kassum
2.	Reason for the notification
a)	Position/status	Independent Non-Executive Director
b)	Initial notification/ Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Randgold Resources Limited
b)	LEI	2138002TSG2FEQZOYH72
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary share of US$0.05 in Randgold Resources Limited
	Identification code	ISIN Code: GB00B01C3S32
b)	Nature of the transaction	Award of shares as part of fees owed to the Non-Executive Director

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1500

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	8 May 2018
f)	Place of the transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/ person closely associated
a)	Name	Olivia Kirtley
2.	Reason for the notification
a)	Position/status	Independent Non-Executive Director
b)	Initial notification/ Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Randgold Resources Limited
b)	LEI	2138002TSG2FEQZOYH72
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary share of US$0.05 in Randgold Resources Limited
	Identification code	ISIN Code: GB00B01C3S32
b)	Nature of the transaction	Award of shares as part of fees owed to the Non-Executive Director

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1500

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	8 May 2018
f)	Place of the transaction	Outside a trading venue

1.	Details of the person discharging managerial responsibilities/ person closely associated
a)	Name	Jeanine Mabunda Lioko
2.	Reason for the notification
a)	Position/status	Independent Non-Executive Director
b)	Initial notification/ Amendment	Initial notification
3.	Details of the issuer, emission allowance market participant, auction platform, auctioneer or auction monitor
a)	Name	Randgold Resources Limited
b)	LEI	2138002TSG2FEQZOYH72
4.	Details of the transaction(s): section to be repeated for (i) each type of instrument; (ii) each type of transaction; (iii) each date; (iv) each place where transactions have been conducted
a)	Description of the financial instrument, type of instrument	Ordinary share of US$0.05 in Randgold Resources Limited
	Identification code	ISIN Code: GB00B01C3S32
b)	Nature of the transaction	Award of shares as part of fees owed to the Non-Executive Director

c)	Price(s) and volume(s)	Price(s)	Volume(s)
		Nil	1500

d)	Aggregated information - Aggregated volume - Price	N/A
e)	Date of the transaction	8 May 2018
f)	Place of the transaction	Outside a trading venue